UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No. )

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]Preliminary Proxy Statement

[ ]Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))

[ ]Definitive Proxy Statement

[ ]Definitive Additional Materials

[ ]Soliciting Material Pursuant to Section 240.14a-12

(Name of Registrant as Specified In Its Charter):

The Walt Disney Company

(Name of Person(s) Filing Proxy Statement, if other than the Registrant):

UNITE HERE

Payment of Filing Fee (Check the appropriate box):

[X]No fee required.

[ ]Fee computed on table below per Exchange Act
Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

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THIRD REVISED PRELIMINARY PROXY STATEMENT

UNITE HERE
464 S. Lucas Avenue, #201
Los Angeles, CA 90017
Tel: (213) 481-8530
Fax: (213) 481-0352

First released to shareholders:

January [__________], 2011

RE: ANNUAL SHAREHOLDERS MEETING OF THE WALT DISNEY COMPANY (NYSE: DIS)

Meeting Date and Time: Wednesday, March 23rd, 2011, 10:00 a.m.

Location: [___________, Salt Lake City, UT]


To Fellow Walt Disney Company Shareholders:

We write to seek your support for  a shareholder proposal that will be presented at the Annual Meeting of our Company  to reform executive compensation. We also urge our fellow shareholders to vote to give themselves an annual advisory vote on our Company's executive compensation policies and to vote against the ratification of our Company's existing executive compensation. These actions will improve our Company's corporate governance practices, particularly as they relate to aspects of executive compensation.

We believe  these measures will improve our Company by better linking executive compensation to the Company's performance, and therefore aligning the interests of top executives with ours as shareholders. Unfortunately, some of our Company's current executive compensation practices violate this principle, and have come under criticism from reputable authorities such as RiskMetrics Group, as will be described in greater detail below. The proposed   actions will help to fix these problems.

ACCORDINGLY, WE URGE SHAREHOLDERS TO VOTE:

1. FOR our shareholder proposal recommending that the Company's board adopt a policy of only using one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives.

 2.FOR an annual advisory vote on executive compensation.

3.AGAINST ratification of the Company's existing executive compensation.

Below is the full text of  our proposal, accompanied by a supporting statement  and information supporting our position that shareholders should vote for an annual advisory vote on executive compensation, and should vote against ratifying the Company's current executive compensation.


RESOLUTION TO DISALLOW RE-TESTING OF PERFORMANCE FOR DETERMINING ELIGIBILITY OF SENIOR EXECUTIVES FOR STOCK AWARDS:

RESOLVED, that shareholders recommend that the Company's Compensation Committee adopt a policy to only use one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives, rather than allowing re-tests that increase the likelihood of executives receiving the awards.

SUPPORTING STATEMENT:
In fiscal years 2008 and 2009, Disney's Compensation Committee allowed senior executives re-tests to determine whether they received performance-based "restricted stock units" under the company's Long Term Incentive Plan. Such a practice delinks executive compensation from company performance because it allows senior executives multiple opportunities under different criteria to receive awards and de-emphasizes company performance as a factor in receiving them.

Disney's Compensation Committee modified the plan prior to the 2009 annual meeting to give top executives three tests in order to receive stock units granted in fiscal year 2008. RiskMetrics Group (RMG), noted that "if performance units do not vest under the first criteria, the second criteria would apply. If the performance units do not vest under the second criteria, the third criteria would apply." A May 11, 2009 MarketWatch article notes that "re-testing like this means executives are more likely to eventually get their shares, making performance a less important part of the outcome."

This arrangement was not approved by shareholders.

RMG criticized the re-testing practice, noting in February 2009 that "the company's disclosure on the various performance tests is convoluted and not transparent to shareholders... RMG believes that companies should not retest their performance conditions and if they fail to meet the performance requirements, the awards should be forfeited."

Disney's 2010 proxy statement notes that only one re-test was allowed for stock units granted in calendar year 2010. Crucially, however, there is currently no guarantee that Disney will not introduce more re-testing opportunities in future years.

The re-testing practice shines an unfavorable spotlight on director Fred Langhammer who became the Compensation Committee Chairman before the 2008 annual meeting. Mr. Langhammer was a director of AIG from January 2006 until his November 2008 resignation, and sat on AIG's "Compensation and Management Resources Committee" and “Finance Committee." During this period, AIG endured criticism for showering large bonuses and lavish junkets on top executives as the company imploded.

Disney should better tie compensation to performance by implementing a policy disallowing re-tests for assessing performance to determine eligibility for awards.

We urge all shareholders to vote FOR this proposal.

ANNUAL ADVISORY VOTE ON EXECUTIVE COMPENSATION:

We urge our fellow shareholders to ensure that they have the greatest possible say in the compensation paid to top executives of our Company.

Last year, Congress passed the Wall Street Reform and Consumer Protection Act which gives shareholders a voice in the executive compensation policies of the companies they are invested in. For this reason, there will be two votes taken at our Company's Annual Meeting:

             1.      An advisory shareholder vote on our Company's executive compensation.
              2.     A vote to determine the frequency of such votes in the future. Under the Act, companies must have such advisory votes either:  a) annually; b) every 2 years, or; c) every 3 years.
 We believe that it is in the best interests of our Company's shareholders to have an ANNUAL vote, and we urge our fellow shareholders to vote for this option. The Company's Board of Directors also plans to recommend an annual advisory vote, according to a December 29, 2010 letter from Mr. Alan Braverman, the Company's General Counsel and Secretary.

We further note that shares representing a majority of outside shareholders voted for a resolution at the last Annual Meeting that proposed an annual advisory vote on executive compensation.

We should have such annual input because our Company's recent executive compensation practices have been criticized by reputable governance authorities.

For example, take Mr. Iger's current employment agreement. Our Company's Compensation Committee voted in January 2008 to approve an enormously lucrative, new agreement (including a grant of 3 million Disney stock options, worth more than $25 million at the time of award), even though the existing agreement did not expire until September 31, 2010. A May 11, 2009 Marketwatch article cites executive compensation expert Graef Crystal, a consultant to our Company's Compensation Committee from 1984 - 1996, who notes that "since the contract had some time to run, and since total return performance at that point was poor, why renew something then when you could have waited for a better time... For merely average performance, as Disney defines it, Mr. Iger stands to earn $21 million under his new employment agreement."

Similarly, RiskMetrics Group (RMG), in its Jan. 25, 2009 report on our Company, notes that "RMG finds several aspects of Mr. Iger's contract and compensation terms to be concerning. The increases in his target bonus and long-term incentive levels are high and the justification is lacking. The retesting of performance conditions would eventually result in vesting of performance based awards. A renewal of an employment agreement should not result in mega stock options grant, if the executive has been receiving annual long-term equity awards. The high level of security benefits with continued limited disclosure. The continuation of death benefits, even though they do not align with the company's pay for performance philosophy. Mr. Iger's multiple pay increases do not seem to align with the company's mediocre performance... we remain concerned about the committee's adherence to the company's pay for performance philosophy, evidenced by the concerning aspects of Iger's pay components, retesting of performance awards and the use of gross-up provisions, as noted above. RMG strongly urges the committee to reconsider the use of excise tax gross-ups and retesting provisions, in particular, and to provide shareholders in the future with assurance that such provisions will not be included in any new or amended contracts." RMG continued its criticism in its Jan. 11th, 2010 report, noting that "the company can improve on certain aspects of the compensation disclosure - a sizable bonus opportunity for Mr. Iger related to potential excessive risk taking, high security benefit for Mr. Iger and the timing of the bonus plan modification."

As recently as Sept. 2, 2010, The Corporate Library - a well respected authority on corporate governance - issued a Governance Profile of our Company. It states that, "after a review of Walt Disney's recent annual filing of its proxy statement for fiscal 2009, The Corporate Library is affirming the company's D rating. This is a reflection of high governance risk due to continued concerns related to executive compensation. In spite of a 25% decrease in net income from fiscal 2008 to fiscal 2009, total realized compensation (TRC) for CEO Robert A. Iger increased by more than 12% over the same period (2008 $ 21,499,727, 2009 $24,119,556). A large chunk of this is related to value realized on the vesting of restricted stock units ($9,736,350) as well as non equity plan compensation awards ($9,260,000). Previously, we expressed concerns about the level of the CEO's base salary, employment agreement, and target incentives. We continue to have these concerns, among others. For example, the continued granting of market priced stock options without the requirement of additional performance measures exemplifies a compensation program that is not well aligned with shareholder interest."

Finally, we have concerns regarding two of the Company's directors who chair two important governance-related committees, which provide further justification for a high level of shareholder scrutiny. Compensation Committee Chairman Fred Langhammer also sat on the Compensation Committee of AIG from January 2006 until November 2008. We also have concerns about Audit Committee Chairman Orin Smith. A February 24, 2010 RiskMetrics Group (RMG) report notes, "Mr. Smith has served on the board of Washington Mutual, Inc. ("WaMu") since 2005 including during its collapse in September 2008. There, he was a member of the Audit and Governance committees. Given the recent collapse of WaMu, RMG notes that there may be investors who have concerns with a WaMu director continuing to serve on Disney's board. As such, it is incumbent upon the company to disclose the factors it considered in deciding to nominate Mr. Smith to the company's board... Disney has not included disclosure whether the board considered Mr. Smith's involvement with WaMu when considering his reappointment to the board." We believe that it is prudent for shareholders to demand maximum input into our Company's executive compensation practices, given the presence of these two directors in key governance positions.

We urge our fellow shareholders to vote for an ANNUAL advisory vote on executive compensation. We also urge a vote against ratifying existing executive compensation at our Company, given the criticisms outlined above.

I. VOTING PROCEDURES:

PLEASE USE THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE PROPOSALS. YOU SHOULD ALSO HAVE RECEIVED A PROXY CARD FROM MANAGEMENT.   ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

In corporate elections, simply submitting a new proxy card with a later date on it revokes your prior card. A proxy vote may be revoked any time prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person.

We intend to solicit at least a majority of the voting power of the outstanding stock.

The record date for eligibility to vote is __________. We are not nominating candidates to the Board, nor will we seek any discretionary voting authority for the meeting for any issues that do not appear on the enclosed proxy card, meaning that we will vote all proxy cards strictly as you direct on the proxy card (if you neglect to check any of the boxes we will vote as indicated on the card), and if new matters come up on which you did not have an opportunity to give us instructions, we will not vote your shares on those matters. We do not anticipate any matters to be raised at the meeting other than what are already in the Company's proxy statement, as the Company's bylaws require advance notice be given management of any matters to be raised at the meeting. We incorporate by reference all information concerning the board of directors, number of outstanding shares and voting procedures contained in management's proxy statement at pages ____.

II. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

The participants in this solicitation are UNITE HERE and its staffer Andy Lee, located at 464 S. Lucas Avenue #201, Los Angeles, CA 90017.

Interests of the Participants: UNITE HERE represents approximately 250,000 members throughout North America. UNITE HERE owns 120 shares of common stock in the Walt Disney Company. Dozens of UNITE HERE members who work for the Company are also shareholders by virtue of the Company stock plan. We have no information as to the total number of such holders or their holdings. UNITE HERE and its affiliates have engaged in shareholder solicitations on corporate governance issues at several companies over the past decade. It is an active member of the Council of Institutional Investors (CII), an association of 130 public, labor, and corporate pension funds with assets exceeding $3 trillion which advocates for good corporate governance practices.

Andy Lee is a research analyst employed by UNITE HERE and based in the union's Los Angeles office. He has no direct or indirect material interests in the Walt Disney Company and is not a shareholder in the company.

UNITE HERE Affiliates represent workers at two of the Company's theme parks: Disneyland in Anaheim, CA and Walt Disney World in Orlando, FL. UNITE HERE's affiliates in Los Angeles and Orlando currently have contract disputes at both theme parks.

We do not seek your support in labor matters, and do not believe that enactment of the proposal would have any impact on such matters. Developments in labor matters will not lead UNITE HERE to refrain from presenting its proxy cards at the meeting: we are committed to following through with conveying shareholders' views at the meeting.

There have been several instances of written correspondence between the Company and UNITE HERE related to the shareholder proposals in this proxy statement:

Sept. 24: 2010: UNITE HERE sends the Company's Secretary, Mr. Alan Braverman, a shareholder resolution pursuant to Rule 14a-8 by UPS and email.

Oct. 1, 2010: The Company's Managing Vice President, Mr. Roger Patterson, sends a letter confirming receipt of the UNITE HERE 14a-8 shareholder resolution.

Nov. 1, 2010: UNITE HERE sends a letter to Mr. Alan Braverman outlining several governance-related concerns that it urges the Company to address, and stating that UNITE HERE reserves the right to submit additional (Rule 14a-4) shareholder resolutions if the Company does not address them.

Nov. 5, 2010: The Company's Mr. Roger Patterson sends a letter to the SEC, copied to UNITE HERE, requesting no action on the 14a-8 shareholder resolution.

Nov. 18, 2010: Mr. Braverman sends a letter confirming receipt of the  Union's  Nov. 1 letter, and noting that the letter was forwarded to the Company's directors.

Nov. 23, 2010: UNITE HERE legal counsel  sends a letter to the SEC defending the UNITE HERE 14a-8 resolution.

Dec. 6, 2010: Mr. Patterson sends a second letter to the SEC requesting no action on the UNITE HERE 14a-8 shareholder resolution, and responding to arguments raised in counsel's Nov. 23 letter to the SEC.

Dec. 9, 2010: UNITE HERE sends a notice (as required under the Company's Bylaws) to Mr. Braverman via UPS and email describing its intended shareholder communications under Rule 14a-4 to the Company's shareholders.,  including a proposal against tax gross-ups of severance benefits.

Dec. 29, 2010: Mr. Braverman sends UNITE HERE a letter stating that: 1) the Company's board plans to recommend an annual advisory vote on executive compensation, and 2) that its Compensation Committee has adopted a policy to not include reimbursement for excise taxes payable by executives upon terminations following a change in control of the Company, without shareholder approval.


Jan. 5, 2011: In telephone conversations between the legal counsel of the Company and UNITE HERE, the former notes that the Company's Compensation Committee has recently made a decision to  implement the terms of the shareholder proposal regarding severance agreements. UNITE HERE agrees to remove this proposal from its proxy card, in recognition of this fact. It is worth noting that the Company only addressed the severance agreements after UNITE HERE submitted a formal shareholder proposal on such issue.

Solicitation Process: UNITE HERE will bear all solicitation costs (anticipated at $_____) and will not seek reimbursement from the Company. UNITE HERE will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but they may also hire an outside solicitor. They will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

III. YOUR RIGHT TO MAKE SHAREHOLDER PROPOSALS:

If a shareholder has owned more than $2000 worth of stock for more than a year and meets the other criteria of SEC Rule 14a-8, he or she then has a legal right to have a proposal appear in management's proxy statement and card. The deadline for shareholders to submit proposals for inclusion in management's proxy statement for the year 2011 is September 24th, 2010.

IV. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND 5% OWNERS:

We incorporate by reference the information contained in management's proxy statement at pages ___.

IF YOU HAVE ANY QUESTIONS, CALL UNITE HERE AT (213) 400-4283.
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PRELIMINARY PROXY CARD

Solicited by UNITE HERE
for Annual Shareholders Meeting of the Walt Disney Company (March 23rd, 2011)

The undersigned hereby designates Andy Lee, with full power of substitution, as the proxy of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Walt Disney Company annual shareholders meeting for 2011. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters. This proxy card is being solicited by UNITE HERE and is not from the Company.

1. ELECTION OF DIRECTORS

[ ] FOR ALL NOMINEES.

[ ] WITHHOLD ALL NOMINEES

[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME(S) OF NOMINEES BELOW:

UNITE HERE MAKES NO RECOMMENDATION ON THE DIRECTORS ELECTION

2. TO RATIFY THE APPOINTMENT OF [to be included when named in the Walt Disney Company proxy statement] AS INDEPENDENT AUDITORS FOR THE 2011 FISCAL YEAR

[ ] FOR

[ ] AGAINST

[ ] ABSTAIN

UNITE HERE MAKES NO RECOMMENDATION ON THE RATIFICATION OF THE AUDITOR

3. ADVISORY VOTE ON EXECUTIVE COMPENSATION FOR THE 2011 ANNUAL MEETING OF SHAREHOLDERS

For approval of compensation [ ]

Against [ ]

Withhold [ ]

UNITE HERE RECOMMENDS A VOTE AGAINST RATIFICATION OF THE EXISTING EXECUTIVE COMPENSATION AT THE COMPANY.

4. FREQUENCY OF ADVISORY SHAREHOLDER VOTES ON EXECUTIVE COMPENSATION

[ ] EVERY YEAR

[ ] EVERY 2 YEARS

[ ] EVERY 3 YEARS

[ ] ABSTENTION

UNITE HERE RECOMMENDS REVIEW EVERY YEAR.


5. UNITE HERE SHAREHOLDER PROPOSAL RECOMMENDING A POLICY ALLOWING ONLY ONE TEST TO ASSESS PERFORMANCE IN DETERMINING ELIGIBILITY OF SENIOR EXECUTIVES FOR AWARDS OF STOCK IN THE LONG TERM INCENTIVE PLAN

FOR THIS PROPOSAL:

AGAINST THIS PROPOSAL:

ABSTAIN:

If instructions are not given above, we will vote this card FOR the shareholder proposal and annual review of executive compensation, and  AGAINST ratification of the existing executive compensation at the Company, and not vote it on the other matters.

Dated: _____________

SIGNATURE:________________________________________

PRINT: _____________________________________________

NAME:_____________________________________________

TITLE (if shares not held in above name): _________________

Optional: contact information so we can make sure your vote gets counted and provide you more information about shareholder issues at the Walt Disney Company (your contact information will not be put to any other use):

Telephone:__________ . Fax: ____________. Email Address:______________

This card can be returned in the enclosed envelope or faxed to (213) 481-0352.